EXHIBIT 99.1

Student Transportation Improves Credit Facility

BARRIE, Ontario, Nov. 10, 2011 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB) reported today that it has successfully renegotiated the rollover of the senior notes due December 15, 2011. The US$35,000,000 of senior secured notes will be extended for an additional five year period. While the original notes carried an initial fixed coupon of 5.94%, the new rate will be 4.24%. The annualized interest rate savings to the company will be approximately US$593,000.

"Sun Life Assurance Company of Canada (Sun Life) and London Life Insurance Company (a division of Canada Life) both own the notes and have been great supporters of the company over these past five years," said Patrick J. Walker, STI CFO. "We have established an outstanding credit profile as witnessed by our ability to complete transactions like this in addition to the successful renegotiation of our senior bank credit facility we also recently extended. We have now locked in our total senior debt through 2016 at very attractive rates. We are a simple and proven business that generates significant, steady cash flows with a historical 80%-85% pay-out ratio and seven years of consecutive dividends. Our dividend program has been a key contributor to our growth. Investors, analysts and lenders who understand our cash flows certainly get that."

Student Transportation will hold its Annual General Meeting of shareholders today, November 10, 2011 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto. A webcast of the meeting can be accessed the company's web site at www.STBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 7,300 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com